SILLS CUMMIS EPSTEIN & GROSS A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

Michele F. Vaillant Of Counsel Direct Dial: (973) 643-5093 E-mail: mvaillant@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550

September 12, 2005

VIA EDGAR, FACSIMILE AND

FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Nicholas P. Panos, Esq.

Re:	Computer Horizons Corp. Revised Preliminary Schedule 14A filed on August 24, 2005, as amended by Amendment No.1 filed on September 8 File No. 0-07282

Dear Mr. Panos:

This letter sets forth the responses of Computer Horizons Corp., a New York corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2005 concerning the Company’s Preliminary Schedule 14A filed with the Commission on August 24, 2005 as previously amended by Amendment No. 1 filed with the Commission on September 8, 2005 (collectively, the “Preliminary Proxy Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The responses in this letter correspond to the Staff’s comments as set forth in its letter to the Company dated September 9, 2005.  Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to the amendment no.2 to the preliminary proxy statement (the “Amended Preliminary Proxy Statement”) that is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

General

1.                                       Please provide the “Tandy” representations requested in the fifth to last paragraph of our letter dated September 6, 2005.  The representations we requested in our letter dated September 6, 2005 should not be modified.  Please submit a response that produces the full representations requested in our prior comment letter.

Response:  We note the Staff’s comment and have complied by submitting, via EDGAR, the “Tandy” letters of all participants in the solicitation.

 2.                                   We have reviewed your response to prior comments 4 and 5 of our letter dated September 6, 2005, and cannot agree with your conclusions.  Computer Horizons does not provide specific factual foundations that support use of the term “forced out,” and similarly provides inadequate objective proof that the Crescendo Group is motivated by short-term gains at the expense of security holders.  It appears that Computer Horizons instead draws an inference from the timing of Mr. Scott’s departure and speculates that past business practices are representative of the Crescendo Group’s current intentions.  Please confirm that future communications made by Computer Horizons will not enlist the terms “forced out” or imply that the Crescendo Group is prepared to sacrifice long term interests to maximize self-interested short-term gains.

Response:  We note the Staff’s comment and advise the Staff supplementally that the Company does not agree with the Staff’s view and believes that the inferences drawn are reasonable.  That said, we are authorized to advise the Staff, on behalf of the Company, that the Company appreciates the Staff’s position and confirms that future communications made by it will not employ such terms as “forced out” or imply that the Crescendo Group is prepared to sacrifice long-term interests to maximize self-interested short-term gains.

Change of Control Provisions, page 17

3.                                      Please revise to concisely define the term “good reason” as defined in the employment agreements.

Response:  We note the Staff’s comment and have provided supplemental disclosure on page 17 of the Preliminary Proxy Statement.

Compensation Committee Report, page 22

4.                                      We refer you to comment 20 of our letter dated June 6, 2005, please:

•                                          Supplementally provide a copy of the report prepared by your compensation consultant.  Please expand the report to describe who selected the comparative group of 10 companies, how they were selected and described in greater detail the relationship between that group and the peer group contained in your performance graph.  Further, please advise what specific parameters of performance were compared by the compensation consultant and the board with regards to compensation determinations.  State whether and how the performance of the comparative group was considered relative to the performance of the company.

Response:  We note the Staff’s comment and advise the Staff that the report of the Company’s compensation consultant, Hewitt Associates, is being submitted supplementally via EDGAR and in hard copy via Federal Express.  As for the remainder of the comment, we have expanded the disclosure on pages 22 and 23 in response to the comment.

•                                          Revise your discussion of performance-based compensation to disclose with specificity the factors that might have been considered by the board to determine to issue performance-based compensation.  In qualitative terms, what were the “financial and operational goals” evaluated in 2004 for the purpose of determining whether bonuses would be paid.  Please also identify which goals were not achieved.

Response:  We note the Staff’s comment and have revised the disclosure on pages 22 and 23 to provide greater specificity as to the factors used in determining performance-based compensation, what goals were evaluated in 2004 and which of those goals were not achieved.

•                                          Revise your committee report to expand on supplemental disclosure concerning the factors used to determine the salaries of Messrs. Shea and Murphy.  While we note the officers were promoted from within and no performance metrics were utilized to determine their salaries please advise what other factors were used to determine the salaries and benefits obtained through their promotions.

Response:  We note the Staff’s comment and have provided expanded disclosure on page 23 regarding the factors used in determining the salaries and benefits of Messrs. Murphy and Shea.

•                                          Revise to provide greater specificity on the “challenges faced by CHC in 2004” and their effect on Mr. Murphy’s compensation.

Response:  We note the Staff’s comment and have revised the disclosure on page 23 to provide greater specificity.

•                                          Please  provide an overview of the potential bonus programs in 2004.  For example, were target bonus amounts established that would have been paid if the performances goals were achieved, and if so, how did these targets compare to the salary levels in qualitative terms.

Response:  We note the Staff’s comment and have expanded the disclosure on page 23 to include an overview of the potential bonus programs in 2004.

We believe that the foregoing and the revisions contained in Amended Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its Comment Letter. The Tandy representation statements as well as supplemental information provided with our comment response letter of September 8, 2005 are also submitted herewith.  Please do not hesitate to contact me at 973-643-5093 or Robert Crane at 973-643-5055 should you have any questions or comments regarding the foregoing.

Very truly yours,

/s/Michele F. Vaillant
Michele F. Vaillant

cc:	William J. Murphy
Michael C. Caulfield, Esq.
Michael Shea
Computer Horizons Corp.